November 8, 2024

Ms. Anastasia Kaluzienski

Mr. Robert Littlepage

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Braze, Inc.

Form 10-K for the Fiscal Year Ended January 31, 2024

Form 10-Q for the Period Ended July 31, 2024

File No. 001-41065

Dear Ms. Kaluzienski and Mr. Littlepage,

This letter contains the response of Braze, Inc., a Delaware corporation (the “Company”), to your letter dated November 6, 2024, setting forth the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. For your convenience, we have restated the text of the Staff’s comment below.

Form 10-Q for the period ended July 31, 2024

Management’s Discussion and Analysis

Expanding within our Existing Customer Base, page 29

1.	We note you disclose that your dollar-based net retention rate is an indication of the propensity of your customer relationships to expand over time. We also note that your dollar-based net retention rates for all customers and for customers with ARR greater than $500,000 have declined consistently over the past several quarters. Please revise and expand your disclosures to discuss material trends that contribute to the declining dollar-based net retention rates and related revenue implications. Refer to Item 303(b)(2) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and will expand its disclosure in future filings to discuss material trends that contribute to changes in dollar-based net retention and any related revenue implications. Using the quarter-ended July 31, 2024 as an example, this expanded disclosure would be substantially as follows (new text underlined):

A further indication of the propensity of our customer relationships to expand over time is our dollar-based net retention rate. We calculate our dollar-based net retention rate as of a period end by starting with the ARR from the cohort of all customers as of 12 months prior to such period-end, or the Prior Period ARR. We then calculate the ARR from these same customers as of the current period-end, or the Current Period ARR. Current Period ARR includes any expansion and is net of contraction or attrition over the last 12 months but excludes ARR from new customers in the current period. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the point-in-time dollar-based net retention rate. We then calculate the weighted average point-in-time dollar-based net retention rates as of the last day of each month in the current trailing 12-month period to arrive at the dollar-based net retention rate. Our dollar-based net retention rate for the trailing 12 months ended July 31, 2024 and July 31, 2023 was 114% and 120%, respectively, for all our customers, and 117% and 123%, respectively, for our customers with ARR of $500,000 or more. In addition, 222 and 173 of our customers had ARR of $500,000 or more as of July 31, 2024 and July 31, 2023, respectively.

Our dollar-based net retention rate is influenced by macroeconomic factors that impact our customers’ purchasing decisions, which may impact the revenue attributable to such customers. The decline in our trailing 12-month dollar-based net retention rate was primarily due to customer turnover and renewals at lower subscription levels. In particular, we have observed that customer renewals in the current uncertain macroeconomic environment and high interest rate climate have led customers to renew their contracts at levels more closely aligned with their current needs, rather than opting for larger commitments based on anticipated future demand.

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The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

We would be pleased to discuss our response with you if it would assist you or your team. Please do not hesitate to contact the undersigned at isabelle.winkles@braze.com.

Very truly yours,

/s/ Isabelle Winkles
Isabelle Winkles Chief Financial Officer

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